Exhibit (a)(1)(U)

To All Eligible Israeli Employees

Important Notice Regarding Your Eligibility to Participate in the Exchange Offer & Related Tax Issues:

We are pleased to advise that Polycom has been granted an exemption from the Israeli Securities Authority (“ISA”) in connection with the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated July 27, 2009 (the “offer”). This means that you may participate in the offer, provided you are an eligible employee for purposes of the offer. If you would like to participate in the offer, please follow the instructions for participation provided in the offer. The offering materials describing the offer are posted on a secure, external website https://polycom.equitybenefits.com (which may be accessed both inside and outside of Polycom).

Please note that the securities exemption described above is separate from the tax ruling which Polycom has applied for, but not yet received, from the Israeli Tax Authority. As mentioned in the offer, if you participate in the offer and are subject to tax in Israel (as further explained in the offer), you likely will be subject to tax at the time of the exchange, unless the tax ruling is obtained and you consent in writing to the terms of such tax ruling. We expect that the tax ruling will not be received until after the close of the offer. Therefore, you should carefully consider whether to participate in the offer given that the tax treatment of the offer will not be certain by the time you elect to participate in the offer. For more information on the tax consequences of agreeing to the tax ruling and participating in the offer, please see Schedule K attached to the offer.

You should direct questions about this offer and requests for additional copies of the offer and the other offer documents to:

Phone: 1-925-924-5727

Email: OptionExchangeQuestions@Polycom.com